U.S. SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                        Commission File Number 33-53132

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 1998


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I -  REGISTRANT INFORMATION


                              KENETECH CORPORATION
                            (Full Name of Registrant)

                          500 Sansome Street, Suite 300
                         San Francisco, California 94111
                   (Address of Principal Executive Offices)


PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



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Part III - Narrative

On May 6, 1998, Quadrangle Offshore (Cayman) LLC, and Cerberus Partners, L.P. ("Plaintiffs"), filed a Motion for a Temporary Restraining Order (the "Motion") and Verified Complaint for Declaratory Judgment and Injunctive Relief (the "Complaint"), in the Court of Chancery of the State of Delaware In and For New Castle County (Civil Action No. 16362-NC). Plaintiffs allege in the Motion and the Complaint that they are beneficial owners of Preferred Redeemable Increased Dividend Equity Securities, 8-1/4% PRIDES, Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of the Registrant.

Pursuant to the terms and conditions of the Restated Certificate of Incorporation, as amended (the "Restated Certificate"), of the Registrant and the Deposit Agreement, dated as of May 5, 1994 (the "Deposit Agreement"), among the Registrant, Chemical Trust Company of California, a California trust company (predecessor of ChaseMellon Shareholder Services, L.L.C.), and the holders from time to time of the depositary receipts described in the Deposit Agreement in respect of the Preferred Stock, each outstanding share of the Preferred Stock, on May 14, 1998 (the "Mandatory Conversion Date"), mandatorily converted into
(i) 50 shares of the Registrant's authorized common stock, par value $0.0001 per share, and (ii) the right to receive, from and after the Mandatory Conversion Date, cash in an amount equal to all accrued and unpaid dividends on such share of Preferred Stock to and including the Mandatory Conversion Date, whether or not declared, out of funds legally available for the payment of dividends on the Preferred Stock.

For the reasons set forth in the Motion and the Compliant, Plaintiffs allege, among other things, that the Registrant is currently in liquidation, that Plaintiffs' rights to the liquidation preference on the Preferred Stock set forth in the Restated Certificate are now fixed and attached, and may not be eliminated, altered or otherwise adversely affected and that if the conversion occurred, the Plaintiffs would be deprived of their fixed rights to the liquidation preference because any available funds that would otherwise have been distributed to the holders of the Preferred Stock would be distributed to the owners of Common Stock instead. On May 11, 1998, the court denied the Plaintiffs' Motion for a Temporary Restraining Order.

In addition, the Registrant expects to receive preliminary indications of interest on May 15, 1998 from prospective purchasers of the Registrant's wholly-owned subsidiary's fifty percent interest in the 507 MW (net) natural gas cogeneration facility and associated liquified natural gas facility currently being constructed in Puerto Rico (the "Puerto Rico Project").

Since Management of the Registrant is evaluating the disclosure in and impact on the financial statements of the Registrant and the rest of the Report on Form 10-Q of (i) the filing of the above-described litigation, (ii) the mandatory conversion of the Preferred Stock, and (iii) the sale of the Registrant's wholly-owned subsidiary's fifty percent interest in the Puerto Rico Project, the subject report could not be competed and filed by May 15, 1998 without undue effort or expense.




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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Mervin E. Werth                           (415) 984-8515
               (Name)                              (Telephone Number)

(2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        [x] Yes                             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [x] Yes                             [ ] No

     For the quarter ended March 29, 1998, the Company reported a net loss of $9,906,000 and net loss of $0.33 per common share. By contrast the Company anticipates reporting a smaller loss for the quarter ending March 31, 1998.


                              KENETECH CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1998                             By:  /s/Mark D. Lerdal
                                                        Mark D. Lerdal
                                                        President and
                                                    Chief Executive Officer

                                                By:  /s/Mervin E. Werth
                                                        Mervin E. Werth
                                                      Corporate Controller


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